EXHIBIT 2

                               [MALLINCKRODT LOGO]


                                                      News Release

                                                      Mallinckrodt Inc.
                                                      675 McDonnell Boulevard
                                                      St. Louis, Missouri  63042
FOR IMMEDIATE RELEASE
                                                      Telephone (314) 654-2000
For more information:                                 Facsimile (314) 654-5381
  Media Contacts:     Peter Faur, (314) 654-5234
                      Barbara Abbett, (314) 654-5230
                      E-mail:  Communications@mkg.com

  Investor Contact:   Barbara Gould, (314) 654-3190
                      E-mail:  Invest@mkg.com

MALLINCKRODT BOARD ADOPTS CHANGES TO SHAREHOLDER RIGHTS PLAN

ST. LOUIS, Mo., August XX, 1998--Mallinckrodt Inc. (NYSE:MKG) announced today that its board of directors has amended its shareholder rights plan to create a Three-Year Independent Director Evaluation (TIDE) plan. The board of directors took this action in response to approval at the company's 1997 annual stockholders' meeting of a non-binding shareholder proposal, which recommended that the board either redeem the existing rights plan or submit the plan to a binding shareholder vote, and a similar purportedly binding proposal that was submitted for the 1998 annual meeting, but subsequently withdrawn.

"In adopting the TIDE plan amendments, the board carefully considered the concerns expressed by our shareholders regarding Mallinckrodt's rights plan," said C. Ray Holman, chairman and chief executive officer. The board believes the TIDE plan addresses the most serious shareholder concern--that the company's rights plan might be used to the detriment of shareholder interests in the face of a bona fide offer to acquire the company. Holman added, "The board believes that the responsiveness to shareholder sentiment reflected by this action is in keeping with the company's sound corporate governance policies."

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         The TIDE plan accomplishes this by charging a newly formed committee of the board, the Independent Directors Committee, with the responsibility for reviewing the company's rights plan at least every three years and upon the occurrence of any event that could trigger the provisions of the rights plan. Holman added that "the purpose of the review is to allow the company's independent directors to determine periodically whether the rights plan continues to be in the best interests of the company's shareholders. As fiduciaries of the shareholders who are free from conflicts of interest that arise from employment by the company, the Independent Directors Committee can




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ensure that the rights plan is administered in the best interests of all the company's shareholders and other relevant constituencies."

         In addition to adopting the TIDE plan amendments, the board of directors also announced the company had agreed that on or before the date of the company's 1999 annual meeting, it will either redeem the rights outstanding under the company's current rights plan or put the existing rights plan to a binding shareholder vote. "The board continues to believe that the company's rights plan is in the best interests of Mallinckrodt's shareholders, because it enables the board to protect against takeover tactics that can be used to deprive shareholders of the ability to get a full and fair price for their shares in the event of a change-in-control transaction," Holman said. In taking this additional action the board recognizes, however, that some of the company's shareholders continue to call for the submission of the rights plan to a shareholder vote. These shareholders include College Retirement Equities Fund and Amalgamated Bank of New York, the latter of which submitted and, based on the board's commitments to it described above, withdrew a shareholder proposal regarding the rights plan to be brought before the company's 1998 annual meeting of shareholders.

         Based in St. Louis, Mo., Mallinckrodt Inc. has three healthcare product groups - Imaging, Pharmaceuticals and Respiratory. The company operates in more than 100 countries and had fiscal 1998 net sales of $2.37 billion. The Mallinckrodt web site address is (www.mallinckrodt.com).

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